

Mail Stop 4631

January 13, 2010

<u>via U.S. mail and facsimile</u>

Betty Lam, Chief Financial Officer,
Deswell Industries, Inc.
17B, Edificio Comercial Rodrigues,
599 Avenida da Praia Grande, Macao
Special Administrative Region, PRC

       RE: Deswell Industries, Inc.
              Form 20-F for the Fiscal Year Ended March 31, 2009
              Filed August 14, 2009
              File No. 001-33900

Dear Ms. Lam:

       We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2009

Note 2 – Summary of Significant Accounting Policies, page F-6

Foreign Currency Translation, page F-8

1. We note effective January 1, 2009, your subsidiaries changed their functional currencies to the U.S. dollar because you considered the U.S. dollar to be the most appropriate functional currencies of the your subsidiaries. We have the following comments regarding your accounting and disclosures.

- With reference to salient economic factors set forth in Appendix A of SFAS 52, please provide us a comprehensive analysis regarding the appropriateness of this change.
- As indicated in paragraph 46 of SFAS 52, if the functional currency of a foreign entity changes from the currency of its country to the currency of its parent company's country, the translation adjustments that apply to the entity and that have been accumulated in other comprehensive income in prior years should be retained in that account.   Nonmonetary assets that the entity owned at the end of the period immediately before the change should be translated in subsequent periods at the exchange rate that was current at the end of that period. Please confirm, and revise future filings to clarify, that this is how the company accounted for this change. In this regard, please clarify why as of January 1, 2009, the company re-measured its subsidiaries' assets and liabilities and expense items which related to non-monetary assets and liabilities to U.S. dollars and recorded the resulting net gain in other comprehensive income.
- Please confirm, and expand your disclosures in future filings, that subsequent to January 1, 2009 you appropriately applied the remeasurement guidance set forth in paragraph 47 of SFAS 52. Otherwise address the appropriateness of your accounting.
- In future filings please disclose in Management's Discussion and Analysis the actual and reasonably likely effects of the change in your functional currency, including its impact on your results of operations, liquidity, and cash flows.

Item 6. Directors, Senior Management and Employees, page 36

2. In future filings, if shares remain available for future issuance under your 1995 Stock Option Plan, please file or incorporate by reference this plan as an exhibit to your Form 20-F. Please refer to Instruction 4(c) as to exhibits on Form 20-F.

Item 7. Major Shareholders and Related Party Transactions, page 39

3. We note from the beneficial ownership tables on pages 39 and 40 that different ownership percentages are attributed to Richard Pui Hon Lau as of June 30, 2009. Please explain to us the reason for this apparent inconsistency and, in future filings, please ensure that your beneficial ownership tables are consistent. Please refer to Item 7.A of Form 20-F.

Item 10. Additional Information, page 42

4. In future filings, please provide the disclosure regarding "documents on display" as required by Item 10.H of Form 20-F.

Item 15. Controls and Procedures, page 50

Disclosure Controls and Procedures, page 50

5. In future filings, please revise your discussion under this heading to reflect that the evaluation of your disclosure controls and procedures is required by paragraph (b) of Rule 13a-15 and 15d-15 of the Exchange Act.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Jeanne Baker at (202) 551-3691 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Dieter King, Staff Attorney, at (202) 551-3338 with any legal related questions.

                                        Sincerely,

                                        Terence O'Brien
                                        Accounting Branch Chief